Exhibit 4.1

Execution Copy

QUAD/GRAPHICS, INC.
QUAD/TECH, INC.
QUAD/TECH EUROPE, INC.
QUAD/CREATIVE, LLC
DUPLAINVILLE TRANSPORT, INC.
CHEMICAL RESEARCH/TECHNOLOGY CO.
QUAD/MED, LLC
CHILD DAY CARE AND LEARNING SERVICES, LLC
GRAPHIC IMAGING TECHNOLOGY, LLC
QUAD/AIR, LLC
QUAD/GREENFIELD, LLC
QUADSYSTEMS, LLC
QUAD TRANSPORTATION SERVICES, LLC
QG, LLC
QUAD/GRAPHICS PRINTING CORP
QUAD/GRAPHICS HOLDING COMPANY
QG PRINTING II CORP.
QG PRINTING CORP.
WORLD COLOR MT. MORRIS II, LLC
QUAD LOGISTICS SERVICES, LLC
WORLD COLOR NORTHEAST GRAPHICS CORP.
QUAD/GRAPHICS PROCUREMENT LLC
QUAD/GRAPHICS KINGSPORT LLC
WORLD COLOR CAPITAL II, LLC
WORLD COLOR II, LLC
WORLD COLOR WCZ, LLC

FOURTH AMENDMENT
Dated as of November 24, 2014

to

NOTE AGREEMENT
Dated as of September 1, 1995

FOURTH AMENDMENT TO NOTE AGREEMENT

THIS FOURTH AMENDMENT dated as of November 24, 2014 (the or this “Fourth Amendment”) to the Note Agreement dated as of September 1, 1995 as amended pursuant to that certain First Amendment and Consent dated as of June 1, 1996, that certain Second Amendment to Note Agreement dated as of March 24, 1998, and that certain Third Amendment to Note Agreement dated as of January 26, 2006 (as amended and supplemented to the date hereof, the “Note Agreement”) is between QUAD/GRAPHICS, INC., a Wisconsin corporation (the “Company”), QUAD/TECH, INC., a Wisconsin corporation, QUAD/TECH EUROPE, INC., a Delaware corporation, QUAD/CREATIVE, LLC, a Delaware limited liability company, DUPLAINVILLE TRANSPORT, INC., a Wisconsin corporation, CHEMICAL RESEARCH/TECHNOLOGY CO., a Wisconsin general partnership, QUAD/MED, LLC, a Wisconsin limited liability company, CHILD DAY CARE AND LEARNING SERVICES, LLC, a Wisconsin limited liability company, GRAPHIC IMAGING TECHNOLOGY, LLC, a Delaware limited liability company, QUAD/AIR, LLC, a Wisconsin limited liability company, QUAD/GREENFIELD, LLC, a Wisconsin limited liability company, QUADSYSTEMS, LLC, a Wisconsin limited liability company, QUAD TRANSPORTATION SERVICES, LLC, a Wisconsin limited liability company, QG, LLC (f/k/a WORLD COLOR (USA) LLC), a Delaware limited liability company, QUAD/GRAPHICS PRINTING CORP. (f/k/a WORLD COLOR (USA) CORP.), a Delaware corporation, QUAD/GRAPHICS HOLDING COMPANY (f/k/a WORLD COLOR (USA) HOLDING COMPANY), a Delaware corporation, QG PRINTING II CORP. (f/k/a WORLD COLOR PRINTING (USA) II CORP.), a Connecticut corporation, QG PRINTING CORP. (f/k/a WORLD COLOR PRINTING (USA) CORP.), a Delaware corporation, WORLD COLOR MT. MORRIS II, LLC, a Delaware limited liability company, QUAD LOGISTIC SERVICES, LLC (f/k/a WORLD COLOR LOGISTICS LLC), a Delaware limited liability company, WORLD COLOR NORTHEAST GRAPHICS CORP., a Delaware corporation, QUAD/GRAPHICS PROCUREMENT LLC (f/k/a WORLD COLOR PROCUREMENT LLC), a Delaware limited liability company, QUAD/GRAPHICS KINGSPORT LLC (f/k/a WORLD COLOR KINGSPORT, LLC), a Delaware limited liability company, WORLD COLOR CAPITAL II, LLC, a Delaware limited liability company, WORLD COLOR II, LLC, a Delaware limited liability company, and WORLD COLOR WCZ, LLC, a Delaware limited liability company (collectively, the “Obligors”), and each of the institutions which is a signatory to this Fourth Amendment (collectively, the “Noteholders”).

RECITALS:

A.The Company, each other Obligor, and each of the Noteholders is a party to the Note Agreement either as an original signatory thereto or through the execution and delivery of a supplement thereto. The Company has from time to time issued notes pursuant to the Note Agreement (collectively, the “Notes”).

B.The Company, each other Obligor, and the Noteholders now desire to amend the Note Agreement in the respects, but only in the respects, hereinafter set forth.

C.Capitalized terms used herein shall have the respective meanings ascribed thereto in the Note Agreement, as amended by this Fourth Amendment, unless herein defined or the context shall otherwise require.

D.All requirements of law have been fully complied with and all other acts and things necessary to make this Fourth Amendment a valid, legal and binding instrument according to its terms for the purposes herein expressed have been done or performed.

NOW, THEREFORE, the Company, each other Obligor, and the Noteholders, in consideration of good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, do hereby agree as follows:

SECTION 1.	AMENDMENTS.

1.1General Amendment. All references in the Note Agreement to “Foley & Lardner” are hereby amended to read “Foley & Lardner LLP”.

1.2Section 5.6 of the Note Agreement (which currently addresses a Fixed Charge Coverage ratio) is hereby amended to read in its entirety as follows:

Section 5.6.    Minimum Interest Coverage Ratio. The Company will not permit the Interest Coverage Ratio, determined as of the end of each of its fiscal quarters for the period of the then most-recently ended four (4) consecutive fiscal quarters, to be less than 3.50 to 1.00 for the fiscal quarter ending December 31, 2014, and thereafter.

1.3Section 5.7 of the Note Agreement (Consolidated Net Worth) shall be deleted from the Note Agreement without further action or agreement, effective for all periods after December 31, 2014, upon receipt by the Institutional Holders of financial statements provided pursuant to Section 5.13(b) which evidence compliance with Section 5.7 as of December 31, 2014.

1.4Section 5.7A is hereby added to the Note Agreement to read in its entirety as follows:

Section 5.7A.     Maximum Total Leverage Ratio. The Company will not permit the ratio (the “Total Leverage Ratio”), determined as of the end of each of its fiscal quarters, commencing with the quarter ending December 31, 2014, of (i) Consolidated Total Indebtedness to (ii) Consolidated EBITDA for the period of the then most-recently ended four (4) consecutive fiscal quarters, all calculated for the Consolidated Financial Covenant Entities on a consolidated basis, to be greater than 3.75 to 1.00.

1.5Section 5.7B is hereby added to the Note Agreement to read in its entirety as follows:

Section 5.7B.     Maximum Senior Secured Leverage Ratio. The Company will not permit the ratio (the “Senior Secured Leverage Ratio”), determined as of the end of each of its fiscal quarters, of (i) Consolidated Senior Secured Indebtedness to (ii) Consolidated EBITDA for the period of the then most-recently ended four (4) consecutive fiscal quarters, all calculated for the Consolidated Financial Covenant Entities on a consolidated basis, to be greater than 3.50 to 1.00.

1.6Section 5.10 of the Note Agreement is hereby amended to read in its entirety as follows:

Section 5.10     Repurchase of Notes. The Obligors will not and will not permit any Affiliate to purchase, redeem, prepay or otherwise acquire, directly or indirectly, any of the outstanding Notes except (a) upon the payment or prepayment of the Notes in accordance with the terms of this Agreement and the Notes or (b) pursuant to an offer to purchase made by any Obligor or an Affiliate pro rata to the Holders of all of the Notes at the time outstanding upon the same terms and conditions, which offer may be made, and Notes repurchased pursuant to such offer, notwithstanding anything to the contrary in §1.1, §2.1 or §7.1. Any such offer shall provide each Holder with sufficient information reasonably determined by the Obligors to enable it to make an informed decision with respect to such offer, and shall remain open for at least 10 Business Days. If the Holders of more than 25% of the principal amount of the Notes then outstanding accept such offer, the Obligors shall promptly notify the remaining Holders of such fact and the expiration date for the acceptance by Holders of such offer shall be extended by the number of days necessary to give each such remaining Holder at least 10 Business Days from its receipt of such notice to accept such offer. The Obligors will promptly cancel all Notes acquired by the Obligors or any Affiliate pursuant to any payment, prepayment or purchase of Notes pursuant to any provision of this Agreement and no Notes may be issued in substitution or exchange for any such Notes.

1.7Section 5.7C is hereby added to the Note Agreement to read in its entirety as follows:

Section 5.7C. Additional Restrictions.

(a)Changes to Financial Ratios. If at any time the Company shall enter into any amendment or modification to or replacement of the Bank Credit Agreement (or waiver or consent modifying the terms of the Bank Credit Agreement) which includes an increase or decrease in one or more of the specific numerical financial ratios set forth in Section 5.6, Section 5.7A, or Section 5.7B hereof (the “Amended Ratios”), then such Amended Ratios shall be deemed incorporated by reference into this Agreement, mutatis mutandis, as if set forth fully in this Agreement effective as of the date when such Amended Ratios became effective under the Bank Credit Agreement; provided, however, that (w) in no event shall Section 5.7A or any other section of this Agreement establish a Total Leverage Ratio or equivalent ratio which exceeds 4.00 to 1.00 at any time that a Total Leverage Ratio or equivalent ratio covenant is included in this Agreement, (x) in no event shall Section 5.7B or any other section of this Agreement establish a Senior Secured Leverage Ratio or equivalent ratio which exceeds 3.75 to 1.00 at any time that a Senior Secured Leverage Ratio or equivalent ratio covenant is included in this Agreement, and (y) in no event shall Section 5.6 or any other section of this Agreement establish an Interest Coverage Ratio which is less than 3.00 to 1.00 at any time that an Interest Coverage Ratio is included in this Agreement.

(b)Other Covenants. If at any time the Company shall enter into any amendment or modification to or replacement of the Bank Credit Agreement (or waiver or consent modifying the terms of the Bank Credit Agreement) which includes any amendment to or change in financial covenants (other than just Amended Ratios, but including changes in the definitions relevant to financial ratios) (herein referred to as “Revised Covenants”) or addition of one or more new financial covenants expressed in ratios or as numerical or dollar thresholds in respect of future financial performance or condition that measure balance sheet or income statement performance (but not including other restrictions or requirements applicable to the business, operations, or assets of the Company) including such numerical or ratio requirements which are expressed as “events of default,” (“Financial Covenants”) in each case which are not otherwise included in this Agreement (herein referred to as “New Covenants,” and together with the Revised Covenants, the “Additional Covenants”), then the Noteholders shall have the right to determine by a vote of the Required Holders within thirty (30) days after receiving notice from the Company of the effective date of the Additional Covenants for purposes of the Bank Credit Agreement (an “Election”) that such Additional Covenants and all related provisions and definitions shall be deemed incorporated by reference into this Agreement, mutatis mutandis, as if set forth fully in this Agreement, effective as of the date when such Additional Covenants become or became effective under the Bank Credit Agreement.

For the avoidance of doubt, the terms “financial covenants” and “Financial Covenants” in this section include covenants of the general type included in Section 6.11 of the Bank Credit Agreement as of April 28, 2014, but do not include events of default of the general type included in Article VII of that agreement.

(c)Fees. In the event that any fee is paid to any party to the Bank Credit Agreement which is directly attributable to the amendment, modification, removal or termination of a Financial Covenant under the Bank Credit Agreement (excluding any Amended Ratios), such amendment, modification, removal or termination becomes effective for purposes of this Agreement, the Holders of the Notes shall be entitled to receive an equivalent fee on a pro rata basis prior to or concurrently with the effectiveness of any amendment, modification, removal, removal or termination hereunder.

(d)Information. The Company shall provide a copy of any Amended Ratios and any Additional Covenants and all related provisions and definitions to the Holders of the Notes promptly upon entering into such change in the Bank Credit Agreement, including with such copy a notice to the Holders of the date on which such Amended Ratios and/or Additional Covenants became or will become effective for purposes of the Bank Credit Agreement, provided that the failure of the Company to provide a copy of such Amended Ratios and/or Additional Covenants to the Holders shall not adversely affect the incorporation of the Amended Ratios and/or Additional Covenants into this Agreement as provided above in this Section 5.7C.

(e)Memorialization. If any change in this Agreement shall be deemed to have been made by the operation of this Section 5.7C:

(1)The Company shall as promptly as possible provide the draft of a statement of incorporation (a “Memorialization”) to be executed by the Company and the Holders, which Memorialization shall set out (A) the terms of the Additional Covenants and related provisions and definitions as incorporated into this Agreement, with all appropriate changes required in connection with incorporating the Additional Covenants mutatis mutandis and (B) shall set out the Amended Ratios.

(2)If the Company fails to provide a draft of a Memorialization, then any Holder may produce a draft (at the Company’s expense, including the expenses of outside counsel to prepare such draft) for the consideration of the Company and the other Holders. Any Memorialization executed and delivered by the Company and by the Required Holders (or all Holders if pursuant to Section 7.1 the relevant amendment would require the consent of all Holders) shall be good and sufficient evidence of the terms of any such Amended Ratios and/or Additional Covenants as incorporated into this Agreement, provided that the failure of the Holders and the Company to execute and deliver any Memorialization shall not adversely affect the incorporation of the Amended Ratios and/or Additional Covenants into this Agreement as provided above in this Section 5.7C.

1.8Section 5.13(a) of the Note Agreement is hereby amended to read in its entirety as follows:

(a)Quarterly Statements. As soon as available and in any event within 45 days after the end of each quarterly fiscal period (except the last) of each fiscal year, copies of:

(1)consolidated balance sheets of the Consolidated Financial Covenant Entities as of the close of such quarter setting forth in comparative form the amount for the corresponding period of the preceding fiscal year (which shall not include footnotes or year end adjustment),

(2)consolidated statements of income and cash flows of the Consolidated Financial Covenant Entities for such quarterly period and for the portion of the fiscal year ending with such period, setting forth in comparative form the amount for the corresponding period of the preceding fiscal year (which shall not include footnotes or year end adjustment), all in reasonable detail and certified as complete and correct, by the President, the Vice President-Finance or the Treasurer of the Obligors;

1.9Section 5.13(b) of the Note Agreement is hereby amended to read in its entirety as follows:

(b)    Annual Statements. As soon as available and in any event within 90 days after the close of each fiscal year of the Obligors, copies of:

(1)consolidated balance sheets of the Consolidated Financial Covenant Entities as of the close of such fiscal year, and

(2)consolidated statements of income and retained earnings and cash flows of the Consolidated Financial Covenant Entities for such fiscal year,

in each case setting forth in comparative form the consolidated figures for the preceding fiscal year, all in reasonable detail and accompanied by an unqualified opinion thereon of a firm of independent public accountants of recognized national standing selected by the Obligors to the effect that the consolidated financial statements have been prepared in accordance with generally accepted accounting principles and present fairly, in all material respects, the financial position of the Consolidated Financial Covenant Entities and that the audits of such accountants in connection with such financial statements have been made in accordance with generally accepted auditing standards and that such accountants believe that such audits provide a reasonable basis for the opinion of such accountants;

1.10Section 5.15 is hereby added to the Note Agreement to read in its entirety as follows:

Section 5.15. Sale and Leaseback Transactions. No Obligor will, or will permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction, other than Sale and Leaseback Transactions (a) in respect of which the cash consideration received for the asset or property being sold or otherwise transferred therewith is an amount no less than the fair market value of such asset or property and (b) that are consummated within 180 days after such Obligor or such Restricted Subsidiary acquires or completes the construction of the asset or property being sold or otherwise transferred therewith.

1.11Section 5.16 is hereby added to the Note Agreement to read in its entirety as follows:

Section 5.16. Terrorism Sanctions Regulations. The Company will not and will not permit any Controlled Entity (a) to become (including by virtue of being owned or controlled by a Blocked Person or Canada Blocked Person), own or control a Blocked Person or Canada Blocked Person or any Person that is the target of sanctions imposed by the United Nations or by the European Union, or (b) directly or indirectly to have any investment in or engage in any dealing or transaction with any Person with actual knowledge that such investment, dealing or transaction is prohibited by or subject to sanctions under any U.S. Economic Sanctions or Canadian Economic Sanctions Laws, or (c) to engage in any activity with actual knowledge that such activity could reasonably be expected to subject such Person or any holder to sanctions under CISADA or any similar law or regulation with respect to Iran or any other country that is subject to U.S. Economic Sanctions.

1.12Section 6.1(d) of the Note Agreement is hereby amended to read in its entirety as follows:

(d)    any event or condition occurs that results in any Consolidated Indebtedness of any Obligor in an aggregate principal amount exceeding $50,000,000 (other than the Notes) (“Specified Material Indebtedness”) becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any Specified Material Indebtedness or any trustee or agent on its or their behalf to cause any Specified Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided, that this clause (d) shall not apply to (i) secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness or other voluntary prepayment or (ii) Indebtedness that is not yet due, if the Company or applicable Restricted Subsidiary has not received written notice of default from the holder or holders of such Indebtedness or any trustee or agent on its or their behalf; or

1.13Section 8.2 of the Note Agreement is hereby amended to read in its entirety as follows:

Section 8.2. Accounting Principles. (a) All accounting terms used herein which are not expressly defined in this Agreement have the meanings respectively given to them in accordance with GAAP. Except as otherwise specifically provided herein, (i) all computations made pursuant to this Agreement shall be made in accordance with GAAP and (ii) all financial statements shall be prepared in accordance with GAAP. For purposes of determining compliance with the financial covenants set out in this Agreement, any election by the Company to measure an item of Indebtedness or Consolidated Indebtedness using fair value (as permitted by Accounting Standards Codification 825-10-25 (previously referred to as Statement of Financial Accounting Standards No. 159) or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) shall be disregarded and such determination shall be made by valuing indebtedness at 100% of the outstanding principal amount. In addition, all computations of amounts and ratios referred to herein shall be made without giving effect to any treatment of Indebtedness in respect of convertible debt instruments under Financial Accounting Standards Board Staff position AFB 14-1 to value any such Indebtedness in a reduced or bifurcated manner as described therein, and such Indebtedness or Consolidated Indebtedness shall at all times be valued at the full stated principal amount thereof.

(b)    Notwithstanding the foregoing, if an Obligor notifies the holders of Notes that, in such Obligor’s reasonable opinion, or if the Required Holders notify the Obligors that, in the Required Holders’ reasonable opinion, as a result of a change in GAAP after November 1, 2014, any covenant, or any of the defined terms used therein no longer apply as intended such that such covenants are materially more or less restrictive to the Obligors than as of November 1, 2014, the Obligors and the holders of the Notes shall negotiate in good faith to make any necessary adjustments to such covenant or defined term to provide the holders of the Notes with substantially the same protection and the Obligors with substantially the same financial flexibility as such covenant provided prior to the relevant change in GAAP. Until the Obligors and the Required Holders so agree to reset, amend or establish alternative covenants or defined terms, (i) the covenants, together with the relevant defined terms, shall continue to apply and compliance therewith shall be determined on the basis of GAAP in effect as of November 1, 2014, and (ii) each set of financial statements delivered to holders of Notes during such time shall include detailed reconciliations reasonably satisfactory to the Required Holders as to the effect of such change in GAAP.

1.14Section 9.6 of the Note Agreement is hereby amended to read in its entirety as follows:

Section 9.6.    Notices. All communications provided for hereunder shall be in writing and, if to a Holder, delivered or mailed (i) by telecopy (ii) electronically in either TIFF or PDF unless such Holder shall have notified the Company in writing that it does not wish to receive communications hereunder in electronic form, or (iii) by registered or certified mail or overnight courier service, addressed to such Holder at such Holder’s address appearing on Schedule I to this Agreement or such other address as any Holder may designate to the Obligors in writing, and if to the Obligors, delivered or mailed (i) by telecopy (ii) electronically in either TIFF or PDF or (iii) by registered or certified mail or overnight courier service to the Company at N61 W23044 Harry's Way, Sussex, WI 53089, Attention: Vice President-Finance with a copy to the Company’s General Counsel at the same address or to such other address as the Obligors may in writing designate to you or to the Holders.

1.15Section 9.14 is hereby added to the Note Agreement to read in its entirety as follows:

Section 9.14.     Confidential Information. For the purposes of this Section 9.14, "Confidential Information" means information delivered to any Purchaser, Additional Purchaser, Holder, or prospective Holder (each a "Recipient") by or on behalf of the Company or any Subsidiary in connection with the transactions contemplated by or otherwise pursuant to this Agreement that is proprietary in nature and that was clearly marked or labeled or otherwise adequately identified when received by such Recipient as being confidential information of the Company or such Subsidiary, provided that such term does not include information that (a) was publicly known or otherwise known to such Recipient prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by such Recipient or any person acting on such Recipient's behalf, (c) otherwise becomes known to such Recipient other than through disclosure by the Company or any Subsidiary or (d) constitutes financial statements delivered to such Recipient under Section 5.13 that are otherwise publicly available. Each Recipient will maintain the confidentiality of such

Confidential Information in accordance with procedures adopted by such Recipient in good faith to protect confidential information of third parties delivered to such Recipient, provided that such Recipient may deliver or disclose Confidential Information to (i) its directors, trustees, officers, employees, agents, attorneys and affiliates (to the extent such disclosure reasonably relates to the administration of the investment represented by its Notes), (ii) its auditors, financial advisors and other professional advisors who agree to hold confidential the Confidential Information substantially in accordance with the terms of this Section 9.14, (iii) any other Holder of any Note, (iv) any institutional investor to which it sells or offers to sell such Note or any part thereof or any participation therein (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 9.14), (v) any Person from which it offers to purchase any security of the Company (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 9.14), (vi) any federal or state regulatory authority having jurisdiction over such Recipient, (vii) the National Association of Insurance Commissioners or the Securities Valuation Office or, in each case, any similar organization, or any nationally recognized rating agency that requires access to information about such Recipient's investment portfolio, or (viii) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to such Recipient, (x) in response to any subpoena or other legal process, (y) in connection with any litigation to which such Recipient is a party or (z) if an Event of Default has occurred and is continuing, to the extent such Recipient may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under such Recipient's Notes, this Agreement, and the Security Documents. Each Holder of a Note, by its acceptance of a Note, will be deemed to have agreed to be bound by and to be entitled to the benefits of this Section 9.14 as though it were a party to this Agreement. On reasonable request by the Company in connection with the delivery to any Holder of a Note of information required to be delivered to such Holder under this Agreement or requested by such Holder (other than a Holder that is a party to this Agreement or its nominee), such Holder will enter into an agreement with the Company embodying the provisions of this Section 9.14. In the event that as a condition to receiving access to information relating to the Company or its Subsidiaries in connection with the transactions contemplated by or otherwise pursuant to this Agreement, any Recipient is required to agree to a confidentiality undertaking (whether through Intralinks or otherwise) which is different from the terms of this Section 9.14, the terms of this Section 9.14 shall not be amended thereby and shall, as between such Recipient and the Company, supersede the terms of any such other confidentiality undertaking.

1.16Section 9 of the Note Agreement is hereby amended to add a new Section 9.15 to read in its entirety as follows:

Section 9.15.    Exit Consent. Any consent made pursuant to §7.1 by the Holder of any Note that has transferred or has agreed to transfer such Note to any Obligor or any Subsidiary or any Affiliate thereof and has provided or has agreed to provide such written consent as a condition to such transfer shall be void and of no force or effect except solely as to such Holder, and any amendments effected or waivers granted or to be effected or granted that would not have been or would not be so effected or granted but for such consent (and the consents of all other Holders of Notes that were acquired under the same or similar conditions) shall be void and of no force or effect except solely as to such transferring Holder.

1.17The term “Obligor” shall be replaced by the term “Consolidated Financial Covenant Entity”, as applicable, in the definition of “Rentals” in Section 8 of the Note Agreement.

1.18Section 8 of the Note Agreement is hereby amended by inserting the following definitions in alphabetical order:

“Acquisition” means an acquisition (whether by purchase, merger, amalgamation, consolidation or otherwise) or series of related acquisitions by any Consolidated Financial Covenant Entity of (i) all or substantially all the assets of or (ii) all or substantially all of the Equity Interests in, a Person or division or line of business of a Person.

“Attributable Receivables Indebtedness” at any time means the principal amount of Consolidated Indebtedness which (i) if an asset securitization transaction is structured as a secured lending agreement, constitutes the principal amount of such Consolidated Indebtedness or (ii) if an asset securitization transaction is structured as a purchase agreement, would be outstanding at such time if the same were structured as a secured lending agreement rather than a purchase agreement.

“Bank Credit Agreement” means that certain Second Amended and Restated Credit Agreement dated as of April 28, 2014 among the Company, as the Borrower, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, as the same may have been amended to date and as such agreement may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding restricted subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

“Blocked Person” is defined in Section 2.1(g) of the Fourth Amendment.

“Canada Blocked Person” means (i) a “terrorist group” as defined for the purposes of Part II.l of the Criminal Code (Canada), as amended or (ii) a Person identified in or pursuant to (x) Part II.l of the Criminal Code (Canada), as amended or (y) regulations or orders promulgated pursuant to the Special Economic Measures Act (Canada), as amended, the United National Act (Canada), as amended, or the Freezing Assets of Corrupt Foreign Officials Act (Canada), as amended, in any case pursuant to this clause (ii) as a

Person in respect of whose property or benefit a holder of Notes would be prohibited from entering into or facilitating a related financial transaction.

“Canadian Economic Sanctions Laws” means those laws, including enabling legislation, orders-in-council or other regulations administered and enforced by Canada or a political subdivision of Canada pursuant to which economic sanctions have been imposed on any Person, entity, organization, country or regime, including Part II.l of the Criminal Code (Canada), as amended, the Special Economic Measures Act (Canada), as amended, the United Nations Act (Canada), as amended, the Export and Import Permits Act (Canada), as amended, and the Freezing Assets of Corrupt Foreign Officials Act (Canada), as amended, and including all regulations promulgated under any of the foregoing.

“CISADA” is defined in Section 2.1(g) of the Fourth Amendment.

“Consolidated EBITDA” means, for the Consolidated Financial Covenant Entities, Consolidated Net Income plus, to the extent deducted from revenues in determining Consolidated Net Income, (i) Consolidated Interest Expense, (ii) expense for taxes paid or accrued, (iii) depreciation, (iv) amortization, (v) extraordinary or non-recurring non-cash expenses or losses incurred other than in the ordinary course of business, including any writedown of goodwill, long-lived asset, or intangible asset impairment, (vi) non-cash expenses related to stock based compensation, (vii) Transaction Charges, (viii) amounts paid with respect to MEPP Exit Expenses, (ix) Permitted Cash Restructuring Charges, and (x) losses from defeasance, repurchase, redemption, retirement or acquisition of the Notes or other Consolidated Indebtedness, minus, to the extent included in Consolidated Net Income, (xi) interest income, (xii) income tax credits and refunds (to the extent not netted from tax expense), (xiii) income or gains from defeasance, repurchase, redemption, retirement or acquisition of Notes or other Consolidated Indebtedness, and (xiv) extraordinary unusual or non-recurring income or gains realized other than in the ordinary course of business, all calculated for the Consolidated Financial Covenant Entities in accordance with GAAP on a consolidated basis (except as otherwise provided in the definition of Transaction Charges). For the purposes of calculating Consolidated EBITDA for any period of four consecutive fiscal quarters (each, a “Reference Period”), (i) if at any time during such Reference Period a Consolidated Financial Covenant Entity shall have made any Material Disposition, the Consolidated EBITDA for such Reference Period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the property that is the subject of such Material Disposition for such Reference Period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such Reference Period, and (ii) if during such Reference Period a Consolidated Financial Covenant Entity shall have made a Material Acquisition, Consolidated EBITDA for such Reference Period shall be calculated on a pro forma basis after giving effect thereto as if such Material Acquisition occurred on the first day of such Reference Period. As used in this definition, “Material Acquisition” means any Acquisition that involves the payment of consideration (including, without limitation, assumptions of Indebtedness and issuances of seller notes) by a Consolidated Financial Covenant Entity in excess of $50,000,000; and “Material Disposition” means any sale, transfer or disposition of a subsidiary, a line of business, a division or an operating unit (with the understanding that the sale of a manufacturing plant shall not constitute a Material Disposition for purposes hereof) by a Consolidated Financial Covenant Entity to any unrelated third party that yields gross proceeds in excess of $50,000,000. Any cash payment made with respect to any non-cash charge that is added back in computing Consolidated EBITDA for any period shall be subtracted in computing Consolidated EBITDA for the period in which such cash payment is made. No non-cash gain shall be deducted from a computation of Consolidated EBITDA to the extent it represents the reversal of an accrual or reserve for a potential cash item that reduced Consolidated EBITDA in any prior period.

“Consolidated Financial Covenant Entities” means the Company and its Subsidiaries, together with all Persons in which the Company and its Subsidiaries own no more than 50% of the voting Equity Interests thereof and which are included in the Company’s consolidated financials under either the equity or cost method of accounting in accordance with GAAP; provided that no Person which is at the time an Unrestricted Subsidiary under the Bank Credit Agreement shall be included in the foregoing.

“Consolidated Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (e) all obligations of such Person in respect of the deferred purchase price of property or services (excluding (1) current accounts payable incurred in the ordinary course of business, (2) obligations to officers, directors and employees evidencing deferred compensation, and (3) guaranteed salary continuation amounts resulting from and which are payable upon the death of an officer, director or employee), (f) all Consolidated Indebtedness of others secured by (or for which the holder of such Consolidated Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Consolidated Indebtedness secured thereby has been assumed, (g) all Guaranties by such Person of Consolidated Indebtedness of others, (h) all Off-Balance Sheet Liabilities of such Person and all Attributable Receivables Indebtedness of such Person, (i) all Capitalized Lease obligations of such Person, (j) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty, (k) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances, (l) the aggregate amount of all net Swap Obligations of such Person (with net amount being the termination value thereof), (m) earn-out payments to the extent fully and finally determined, and (n) obligations of such Person under Sale and Leaseback Transactions; provided, however, that obligations in respect of performance bonds and commercial letters of credit shall not constitute Consolidated Indebtedness until such time as the aggregate obligations thereunder (whether or not drawn) exceed $25,000,000. The Consolidated Indebtedness of any Person shall include the Consolidated Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Consolidated Indebtedness provide that such Person is not liable therefor. The Consolidated Indebtedness of the Consolidated Financial Covenant Entities shall exclude Pension and Post-Employment Benefit Amounts and MEPP Exit Expenses.

“Consolidated Interest Expense” means, with reference to any period, the interest expense (including without limitation interest expense under Capitalized Leases that is treated as interest in accordance with GAAP) of the Consolidated Financial Covenant Entities calculated on a consolidated basis in accordance with GAAP for such period with respect to (a) all outstanding Consolidated Indebtedness of the Consolidated Financial Covenant Entities allocable to such period in accordance with GAAP (including, without limitation, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers acceptance financing and net costs under interest rate Swap Agreements to the extent such net costs are allocable to such period in accordance with GAAP) and (b) the interest component of all Attributable Receivables Indebtedness of the Consolidated Financial Covenant Entities for such period.

“Consolidated Senior Secured Indebtedness” means, at any date and without duplication, the aggregate principal amount of Consolidated Total Indebtedness that (x) is secured by a Lien on any property of the Consolidated Financial Covenant Entities and (y) is not contractually subordinated either to the Notes or to obligations which the Bank Credit Agreement requires to be secured.

“Consolidated Total Indebtedness” means, at any date and without duplication, the aggregate principal amount of all Consolidated Indebtedness of the Consolidated Financial Covenant Entities at such date, determined on a consolidated basis in accordance with GAAP plus the aggregate amount of Consolidated Indebtedness of the Consolidated Financial Covenant Entities relating to the maximum drawing amount of all letters of credit outstanding and to all bankers’ acceptances plus all Consolidated Indebtedness described in the foregoing of another Person guaranteed by the Consolidated Financial Covenant Entities; provided, however, that no Pension and Post-Employment Benefit Amounts shall be included in any determination hereof. For the avoidance of doubt, Consolidated Total Indebtedness includes all Attributable Receivables Indebtedness.

“Controlled Entity” means (i) any of the Subsidiaries of the Company and any of their or the Company’s respective Controlled Affiliates and (ii) if the Company has a parent company, such parent company and its Controlled Affiliates. As used in this definition, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest.

“Fourth Amendment” means that certain Fourth Amendment dated as of November 24, 2014, to this Note Agreement.

“GAAP” means generally accepted accounting principles in the United States of America.

“Interest Coverage Ratio” means, for any period, the ratio of (a) Consolidated EBITDA for such period to (b) cash Consolidated Interest Expense for such period.

“MEPP Exit Expense” means expenses not in excess of $100,000,000 which may be incurred by the Consolidated Financial Covenant Entities in connection with the termination of or withdrawal from certain multiemployer plans as defined in Section 4001(a)(3) of the Employee Retirement Income Security Act of 1974, as amended from time to time.

“Off-Balance Sheet Liability” of a Person means (a) any repurchase obligation or liability of such Person with respect to accounts or notes receivable sold by such Person, (b) any indebtedness, liability or obligation under any so-called “synthetic lease” transaction entered into by such Person, or (c) any indebtedness, liability or obligation arising with respect to any other transaction to which such Person is a party which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the balance sheets of such Person.

“Pension and Post-Employment Benefit Amounts” means liabilities for pensions and other post-employment benefits which are or would be properly reflected on a consolidated balance sheet of the Company and its Subsidiaries in accordance with GAAP.

“Permitted Cash Restructuring Charges” means an aggregate amount for any fiscal year in respect of cash restructuring charges not in excess of $100,000,000; provided, that amounts in excess of $25,000,000 for any fiscal year shall be limited to (i) plant closures, (ii) employee severance payments, (iii) equipment relocation and (iv) lease and contract termination costs; provided further that such cash restructuring charges shall be taken into account for purposes of this Agreement only to the extent such charges are taken into account for purposes of the Bank Credit Agreement.

“Required Holders” means (i) at least 66-2/3% in aggregate principal amount of outstanding Notes of each series and (ii) if any series includes more than one tranche, at least 66-2/3% in aggregate principal amount of outstanding Notes of all tranches thereof which mature more than 12 months from the date of any such consent.

“Sale and Leaseback Transaction” means any sale or other transfer of any property or asset by any Person with the intent to lease such property or asset as lessee.

“Swap Agreement” means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Company or any Consolidated Financial Covenant Entity shall be a Swap Agreement.

“Swap Obligations” means any and all obligations of any Consolidated Financial Covenant Entity, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), under (a) any and all Swap Agreements, and (b) any and all cancellations, buy backs, reversals, terminations or assignments of any such Swap Agreement transaction.

“Transaction Charges” means, for any period, cash fees, costs, expenses, commissions, or other cash charges incurred during such period in connection with (i) the execution, delivery and performance of the Bank Credit Agreement and related documents, borrowings and other credit extensions thereunder, the use of proceeds thereof and the issuance of letters of credit thereunder, (ii) the issuance of the Senior Notes due May 1, 2022 issued by the Company in an initial aggregate principal amount equal to $300,000,000 pursuant to that certain Indenture dated as of April 28, 2014, between the Company and U.S. Bank National Association, as Trustee, and (iii) the acquisition by the Company of the Equity Interests of Brown Printing Company pursuant to that certain Partnership Interest Purchase Agreement, dated as of April 4, 2014, among Quad/Graphics Printing Corp., Gruner + Jahr Printing and Publishing Co. and the partners of Gruner + Jahr Printing and Publishing Co., including, without limitation, professional, merger and acquisitions advisory, financing, and accounting fees, costs and expenses (in the case of the foregoing clauses (i) and (ii), to the extent they are not capitalized).

“U.S. Economic Sanctions” is defined in Section 2.1(g) of the Fourth Amendment.

1.19The definition of “Restricted Subsidiary” set forth in Section 8 of the Note Agreement is hereby amended by adding the following sentence as the last sentence of such definition:

Notwithstanding anything in this Agreement to the contrary, (i) the immediate domestic parent of any foreign Restricted Subsidiary under the Bank Credit Agreement shall be a Restricted Subsidiary under this Agreement for all purposes and shall deliver the Restricted Subsidiary Agreement and the other related documents described above and (ii) any domestic Restricted Subsidiary under the Bank Credit Agreement shall be a Restricted Subsidiary under this Agreement for all purposes and shall deliver the Restricted Subsidiary Agreement and the other related documents described above.

1.20The definition of “Consolidated Net Income” set forth in Section 8 of the Note Agreement is hereby amended to read in its entirety as follows:

“Consolidated Net Income” means, for any period, the consolidated net income (or loss) of the Consolidated Financial Covenant Entities, determined on a consolidated basis (without duplication) in accordance with GAAP; provided that there shall be excluded the income (or deficit) of any Person accrued prior to the date such Person becomes a Consolidated Financial Covenant Entity, or prior to the date it is merged into or consolidated with a Consolidated Financial Covenant Entity. Notwithstanding anything to the contrary set forth herein, no gain received by the Company as a result of a repurchase of term loans under the Bank Credit Agreement shall be included in any determination of Consolidated Net Income.

1.21The definition of “Change of Control” in each of the Notes is hereby amended to read as follows:

“Change of Control” means any event which results in the legal or beneficial ownership of shares of Voting Stock of the Company granting the holder or holders thereof a majority of the votes for the election of a majority of the Board of Directors (or other supervisory board) of the Company being owned by any person or entity (or group of persons or entities) acting in concert other than any one or more of the following acting in concert: (i) the respective spouses and descendants of Harry V. Quadracci, Harry R. Quadracci and Thomas A. Quadracci, and/or the spouses of any such descendants, (ii) the respective executors, administrators, guardians or conservators of the estates of any of Harry V. Quadracci, Harry R. Quadracci and Thomas A. Quadracci, or the Persons described in clause (i) above, (iii) trustees holding shares of Voting Stock of the Company for the benefit of any of the persons described in clause (i) or (ii) above and (iv) any employee stock ownership plan of the Company (together, the “Permitted Holders”). Notwithstanding the foregoing, the transfer of legal or beneficial ownership of all of the shares of Voting Stock of the Company to a new entity shall not be a Change of Control if a majority of the Voting Stock of such new entity is owned by Permitted Holders. In the event such a transfer occurs, the foregoing definition of “Change of Control” shall be construed with respect to the new entity that owns all of the Voting Stock of the Company (as opposed to the Company itself).

SECTION 2.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

2.1To induce the Noteholders to execute and deliver this Fourth Amendment (which representations shall survive the execution and delivery of this Fourth Amendment), each of the Obligors represents and warrants to the Noteholders that:

(a)Each of the Obligors is a corporation, limited liability company or partnership, as the case may be, duly organized, legally existing, and in good standing or equivalent status under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation and in good standing in all other jurisdictions wherein the nature of its business or its assets make such qualification necessary;

(b)The Obligors’ execution and delivery of this Fourth Amendment and performance of their obligations hereunder: (a) are and will be within their respective powers; (b) are duly authorized by each Obligor; (c) are not and will not be in contravention of any law, statute, rule or regulation, the terms of any of Obligor’s organization documents, nor of any indenture, agreement or undertaking to which any Obligor or any of its properties are bound; (d) do not require any consent or approval (including governmental) which has not been given; and (e) will not result in the imposition of liens, charges or encumbrances on any of its properties or assets;

(c)This Fourth Amendment, when duly executed and delivered, will constitute the legal, valid and binding obligation of the Obligors, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles relating to or limiting creditors’ rights generally;

(d)All balance sheets, income statements and other financial data which have been furnished to any Noteholder by any Obligor to induce such holder of a Note to enter into this Fourth Amendment do fairly represent the Obligors’ financial condition as of the dates for which the same are furnished. All such financial statements, reports, papers and other data furnished to any Noteholder are accurate and correct in all material respects and complete insofar as completeness may be necessary to give such holder of a Note a true and accurate knowledge of the subject matter. Since the date of such financial statements, no material adverse change has occurred in the operations or condition, financial or otherwise, of the Obligors, nor have the Obligors incurred since December 31, 2013, any material liabilities or made any material investment or guarantees, direct or contingent, in any single case or in the aggregate that are not reflected on such financial statements;

(e)The Note Agreement and the Notes, as amended by this Fourth Amendment, constitute the legal, valid and binding obligations, contracts and agreements of each Obligor enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles relating to or limiting creditors’ rights generally;

(f)As of the date hereof and after giving effect to this Fourth Amendment, no Default or Event of Default has occurred which is continuing;

(g)(i) Neither the Company nor any Controlled Entity is (A) a Person whose name appears on the list of Specially Designated Nationals and Blocked Persons published by the Office of Foreign Assets Control, United States Department of the Treasury (“OFAC”) (an “OFAC Listed Person”) (B) an agent, department, or instrumentality of, or is otherwise beneficially owned by, controlled by or acting on behalf of, directly or indirectly, (x) any OFAC Listed Person or (y) any Person, entity, organization, foreign country or regime that is subject to any OFAC Sanctions Program, or (C) otherwise blocked, subject to sanctions under or engaged in any activity in violation of other United States economic sanctions, including but not limited to, the Trading with the Enemy Act, the International Emergency Economic Powers Act, the Comprehensive Iran Sanctions, Accountability and Divestment Act (“CISADA”) or any similar law or regulation with respect to Iran or any other country, the Sudan Accountability and Divestment Act, any OFAC Sanctions Program, or any economic sanctions regulations administered and enforced by the United States or any enabling legislation or executive order relating to any of the foregoing (collectively, “U.S. Economic Sanctions”) (each OFAC Listed Person and each other Person, entity, organization and government of a country described in clause (A), clause (B) or clause (C), a “Blocked Person”), or (iv) a Canada Blocked Person. Neither the Company nor any Controlled Entity has been notified that its name appears or may in the future appear on a state list of Persons that engage in investment or other commercial activities in Iran or any other country that is subject to U.S. Economic Sanctions.

(ii)    Neither the Company nor any Controlled Entity (A) has been found in violation of, charged with, or convicted of, money laundering, drug trafficking, terrorist-related activities or other money laundering predicate crimes under the Currency and Foreign Transactions Reporting Act of 1970 (otherwise known as the Bank Secrecy Act), the USA PATRIOT Act or any other United States law or regulation governing such activities (collectively, “Anti-Money Laundering Laws”), any U.S. Economic Sanctions violations or Canadian Economic Sanctions Laws, (B) to the Company's actual knowledge, is under investigation by any Governmental Authority for possible violation of Anti-Money Laundering Laws, any U.S. Economic Sanctions violations, or Canadian Economic Sanctions Laws, (C) has been assessed civil penalties under any Anti-Money Laundering Laws, any U.S. Economic Sanctions laws or Canadian Economic Sanctions Laws, or (D) has had any of its funds seized or forfeited in an action under any Anti-Money Laundering Laws or Canadian Economic Sanctions Laws. The Company has established procedures and controls which it reasonably believes are adequate (and otherwise comply with applicable law) to ensure that the Company and each Controlled Entity is and will continue to be in compliance with all applicable Anti-Money Laundering Laws, U.S. Economic Sanctions and Canadian Economic Sanctions Laws.

(iii)    (1) Neither the Company nor any Controlled Entity (A) has been charged with, or convicted of bribery or any other anti-corruption related activity under any applicable law or regulation in a U.S. or any non-U.S. country or jurisdiction, including but not limited to, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010, and Canadian Economic Sanctions Laws (collectively, “Anti-Corruption Laws”), (B) to the Company's actual knowledge, is under investigation by any U.S. or non-U.S. Governmental Authority for possible violation of Anti-Corruption Laws, (C) has been assessed civil or criminal penalties under any Anti-Corruption Laws or (D) has been or is the target of sanctions imposed by the United Nations or the European Union;

(2) To the Company's actual knowledge, neither the Company nor any Controlled Entity has, within the last five years, directly or indirectly offered, promised,

given, paid or authorized the offer, promise, giving or payment of anything of value to a Governmental Official or a commercial counterparty for the purposes of: (A) influencing any act, decision or failure to act by such Governmental Official in his or her official capacity or such commercial counterparty, (B) inducing a Governmental Official to do or omit to do any act in violation of the Governmental Official's lawful duty, or (C) inducing a Governmental Official or a commercial counterparty to use his or her influence with a government or instrumentality to affect any act or decision of such government or entity; in each case in order to obtain, retain or direct business or to otherwise secure an improper advantage in violation of any applicable law or regulation.

(3) The Company has established procedures and controls which it reasonably believes are adequate (and otherwise comply with applicable law) to ensure that the Company and each Controlled Entity is and will continue to be in compliance with all applicable Anti-Corruption Laws.

(4) For purposes of this Section 2.1(g), the term “Governmental Official” means any governmental official or employee, employee of any government-owned or government-controlled entity, political party, any official of a political party, candidate for political office, official of any public international organization or anyone else acting in an official capacity, and the term “OFAC Sanctions Program” means any economic or trade sanction that OFAC is responsible for administering and enforcing. A list of OFAC Sanctions Programs may be found at http://www.treasury.gov/resource-center/sanctions/Programs/Pages/Programs.aspx.

(h)The Mortgages and the Security Agreement, or financing statements relative thereto, have been recorded or filed for record in all public offices, if any, wherein such filing or recordation is necessary to perfect the lien thereof against creditors of and purchasers from the Company. Such Mortgages and Security Agreement constitute a valid first priority lien on the Collateral specifically described in the Granting Clauses thereof (including, without limitation, any supplements thereto).

SECTION 3.	CONDITIONS TO EFFECTIVENESS OF THIS FOURTH AMENDMENT.

3.1This Fourth Amendment shall not become effective until, and shall become effective when, each and every one of the following conditions shall have been satisfied:

(a)executed counterparts of this Fourth Amendment, duly executed by the Company and the Noteholders holding (i) at least 66-2/3% in aggregate principal amount of Notes of each series and (ii) if any series includes more than one tranche, at least 66-2/3% in aggregate principal amount of outstanding Notes of all tranches thereof which mature more than 12 months from the date of this Fourth Amendment, as required under the Note Agreement shall have been delivered to the Noteholders; provided, that the amendment made by Section 1.21 of this Fourth Amendment shall not become effective until executed counterparts of this Fourth Amendment duly executed by the Company and the Holders of all of the Notes then outstanding shall have been delivered to the Noteholders;

(b)each Noteholder shall have received an amendment fee of thirty basis points of the outstanding principal amount of the Note or Notes held by such Noteholder;

(c)the Noteholders shall have received a copy of the resolutions of the Board of Directors or similar governing body of each Obligor authorizing the execution, delivery and performance by each such Obligor of its obligations under this Fourth Amendment, certified by its Secretary or an Assistant Secretary;

(d)the Noteholders shall have received a legal opinion from counsel to the Company regarding this Fourth Amendment and matters related thereto in form and substance satisfactory to the Required Holders;

(e)the representations and warranties of the Obligors set forth in Section 2 hereof are true and correct on and with respect to the date hereof and the Obligors shall have delivered a certificate to such effect; and

(f)all proceedings taken in connection with the transactions contemplated by this Fourth Amendment, and all documents necessary to the consummation thereof, shall be reasonably satisfactory in form and substance to the Noteholders and their counsel, and the Noteholders shall have received a copy (executed or certified as may be appropriate) of all such documents or proceedings taken in connection with the consummation of said transactions.

Upon receipt of all of the foregoing, this Fourth Amendment shall become effective.

SECTION 4.	PAYMENT OF NOTEHOLDERS’ COUNSEL FEES AND EXPENSES.

4.1The Company agrees to pay upon demand, the reasonable fees and expenses of Chapman and Cutler LLP, counsel to the Noteholders, in connection with the negotiation, preparation, approval, execution and delivery of this Fourth Amendment.

SECTION 5.	MISCELLANEOUS.

5.1This Fourth Amendment shall be construed in connection with and as part of the Note Agreement, and except as modified and expressly amended by this Fourth Amendment, all terms, conditions and covenants contained in the Note Agreement and the Notes are hereby ratified and shall be and remain in full force and effect.

5.2Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Fourth Amendment may refer to the Note Agreement without making specific reference to this Fourth Amendment but nevertheless all such references shall include this Fourth Amendment unless the context otherwise requires.

5.3The descriptive headings of the various Sections or parts of this Fourth Amendment are for convenience only and shall not affect the meaning or construction of any of the provisions hereof.

5.4This Fourth Amendment shall be governed by and construed in accordance with Wisconsin law.

5.5The execution hereof by you and us shall constitute a contract between us for the uses and purposes hereinabove set forth, and this Fourth Amendment may be executed in any number of counterparts, each executed counterpart constituting an original, but all together only one agreement.

[signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Fourth Amendment to Note Agreement to be duly executed and delivered by their respective duly authorized officers, as of the date first above written.
Quad/Graphics, Inc.

By:	/s/ Jennifer Kent
Jennifer Kent, Vice President and General Counsel

Quad/Tech, Inc.
Quad/Tech Europe, Inc.
Quad/Creative, LLC
DuPlainville Transport, Inc.
Chemical Research/Technology Co.
Quad/Med, LLC
Child Day Care and Learning Services, LLC
Graphic Imaging Technology, LLC
Quad/Air, LLC
Quad/Greenfield, LLC
QuadSystems LLC
Quad Transportation Services, LLC
QG, LLC
Quad/Graphics Printing Corp.
Quad/Graphics Holding Company
QG Printing II Corp.
QG Printing Corp.
World Color Mt. Morris II, LLC
Quad Logistics Services, LLC
World Color Northeast Graphics Corp.
Quad/Graphics Procurement LLC
Quad/Graphics Kingsport LLC
World Color Capital II, LLC
World Color II, LLC
World Color WCZ, LLC

By:	/s/ Jennifer Kent
Jennifer Kent, Secretary

IN WITNESS WHEREOF, the undersigned has executed and delivered this Fourth Amendment, as of the date first above written.

Noteholder

By:
Its: